Exhibit 99.1

Trip.com Group Announces Completion of the Repurchase Right Offer for Its

1.50% Exchangeable Senior Notes due 2027

SINGAPORE, June 30, 2025 — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider for accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced that it has completed its previously announced repurchase right offer relating to its 1.50% Exchangeable Senior Notes due 2027 (CUSIP No. G9066FAA9) (the “Exchangeable Notes”). The repurchase right offer expired at 5:00 p.m., New York City time, on Friday, June 27, 2025. Based on information from The Bank of New York Mellon as the paying agent for the Exchangeable Notes, no Exchangeable Note was validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. Following the completion of the repurchase right offer for the Exchangeable Notes, US$500,000,000 aggregate principal amount of the Exchangeable Notes will remain outstanding and continue to be subject to the existing terms of the Exchangeable Notes as well as the Indenture dated as of July 20, 2020 and the Supplemental Indenture dated as of December 15, 2020 relating to the Exchangeable Notes by and between the Company and The Bank of New York Mellon, as trustee.

Materials filed with or furnished to the Securities and Exchange Commission (the “SEC”) will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with or furnished to the SEC may also be obtained without charge at the Company’s website, http://investors.trip.com.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for many travelers in Asia, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com